09042570

SEC Mail Processing Section
OCT 06 2009
Washington, DC 106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51538

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Georgeson Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 Water Street 26th Floor
(No. and Street)

New York | NY | 10038
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerard Mullins 312 735 7666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High St | Boston | MA | 02110
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

D.a 10/14

AB 10/30

OATH OR AFFIRMATION

I, Gerard Mullins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Georgeson Securities Corp, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

US Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On 10/5/09 (Date), before me, Shannon Spencer (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared Gerard Mullins (Name(s) of Signer(s)),

☐ personally known to me

☑ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

SHANNON JOANN SPENCER
Commission # 1676705
Notary Public - California
Los Angeles County
My Comm. Expires Jun 20, 2010

Place Notary Seal Above

WITNESS my hand and official seal.

Shannon Spencer
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

SIPC-7T (27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T (27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Georgeson Securities Corporation
ATTN: HAROLD KAPLAN
199 WATER STREET 26TH FLOOR
NEW YORK, NY 10038
PHONE # 201-386-3340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

HAROLD KAPLAN 201-386-3340

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,357

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

January 2009
Date Paid

C. Assessment balance due -0-

D. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

E. Total assessment balance and interest due (or overpayment carried forward) $ 7,207

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 7,207

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Georgeson Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

SENIOR VICE PRESIDENT
(Title)

Dated the 26 day of AUGUST, 20 09.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 6/30, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,987,260
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	44,456
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,942,804
2e. General Assessment @ .0025	$ 7,357
	(to page 1 but not less than $150 minimum)

Georgeson

Securities Corporation
Member FINRA, SIPC

Georgeson Securities Corporation
199 Water Street
26th Floor
New York, New York 10038
Telephone: 1 212 805 7000
www.georgesonshareholder.com

SECURITIES INVESTOR PROTECTION

P.O. BOX 92185
WASHINGTON DC
20090-2185
USA

002041

8/26/2009

Date	Invoice No.	Voucher No.	Amount
8/25/2009	8/25/09	APIN002730	7,207.00

022280_CHECK_2/000041/000041

001CD70003

Detach before banking

7,207.00

012E4A

WARNING: MULTIPLE SAFETY FEATURES. THE FACE OF THIS CHECK HAS A COLORED BACKGROUND AND FLUORESCENT INK (HOLD UNDER BLACKLIGHT TO VIEW). REFER TO SECURITY ENDORSEMENT BACKER FOR WATERMARK AND ADDITIONAL FEATURES.

Georgeson
Securities Corporation

Harris N.A.
Chicago, Illinois

2-28
710

Pay to

SECURITIES INVESTOR PROTECTION

8/26/2009

$ **7,207.00**

The sum of ****SEVEN THOUSAND TWO HUNDRED SEVEN DOLLARS AND 00 CENTS ONLY********

Georgeson Securities Corporation
Authorized Paying Agent.

Authorized Signature

Authorized Signature

Georgeson Securities Corporation
199 Water Street 26th Floor New York NY 10038

⑈000000204⑈ ⑆071000288⑆ 229⑈781⑈0⑈

Georgeson

Securities Corporation
Member FINRA, SIPC

525 Washington Boulevard
3rd Floor
Jersey City NJ 07310

October 2, 2009

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110

We are providing this letter in connection with your performance of the procedures relating to Georgeson Securities Corporation's (the "Company") compliance with the Securities Investor Protection Corporation (SIPC) Schedule of Assessments and Payments, Transitional Assessment Reconciliation (Form SIPC-7T), during the year ended June 30, 2009.

We are responsible for compliance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and for the completion of SIPC Form SIPC-7T.

We are responsible for (a) selecting the criteria to be used in the determination of the findings, (b) determining that the criteria are appropriate for our purposes, and (c) taking responsibility for the sufficiency of the procedures you performed for our purposes.

We confirm, to the best of our knowledge and belief, as of October 2, 2009, the date of your report, the following representations made to you during your engagement:

1. We have made available to you all significant information that we believe is relevant to the subject matter and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of directors and committees of the board of directors.

2. We are responsible for the completeness and accuracy of the information supplied to you.

3. There are no known matters contradicting the subject matter.

4. There are no communications from regulatory agencies affecting the subject matter, except for the request by Financial Industry Regulatory Authority (FINRA) that an Independent Accountants' Report on the SIPC compliance be filed.

5. We did not have any adjustments that should have been reported in Form SIPC-7T.

6. We did not have any overpayments or amounts owed from prior years that should have been applied to the current assessment in Form SIPC-7T.

Barbara Hall
Director

Gerry Mullins
Treasurer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110-1707
Telephone (617) 530 5000
Facsimile (617) 530 5001
www.pwc.com

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Georgeson Securities Corporation
199 Water Street 26th Floor
New York, NY 10038

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Transitional Assessment Reconciliation (Form SIPC-7T), to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2009, which were agreed to by Georgeson Securities Corporation ("the Corporation") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Corporation's management is responsible for the Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, which were general ledger entries and supporting bank statements, noting no differences;

2. Compared the total revenue amount reported in Form SIPC-7T for the year ended June 30, 2009 to total revenue per the annual audited report Form X-17A-5 of the Corporation for the year ended June 30, 2009 less revenues from July 1, 2008 through March 31, 2009 per the Corporations FOCUS reports, noting no differences.

PRICEWATERHOUSECOOPERS

3. Compared the commissions, floor brokerage and clearance fees reported in Form SIPC-7T for the year ended June 30, 2009 to general ledger records of the Corporation which were consistent with the annual audited report Form X-17A-5 of the Corporation for the year ended June 30, 2009, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP
Boston, MA
October 2, 2009